CUSIP No. G3R239 101

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
GAMBLING.COM GROUP LIMITED
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
G3R239 101
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     Rule 13d-1(b)
     Rule 13d-1(c)
     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R239 101

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles Gillespie Not applicable
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 150,000
6 SHARED VOTING POWER 4,886,956
7 SOLE DISPOSITIVE POWER 150,000
8 SHARED DISPOSITIVE POWER 4,886,956
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,036,956
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)
12 TYPE OF REPORTING PERSON (see instructions) IN

(1)Based on 37,241,391 ordinary shares of the Issuer, no par value, issued and outstanding as of December 31, 2023, as provided by the Issuer to the Reporting Person.

CUSIP No. G3R239 101

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Praetorium Limited Not applicable
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,886,956
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,866,956
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,886,956
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%(1)
12 TYPE OF REPORTING PERSON (see instructions) CO

(1)Based on 37,241,391 ordinary shares of the Issuer, no par value, issued and outstanding as of December 31, 2023, as provided by the Issuer to the Reporting Person.

CUSIP No. G3R239 101

Item 1.
(a)    Name of Issuer:
        Gambling.com Group Limited

(b)    Address of Issuer’s Principal Executive Offices:
    22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands

Item 2.
(a)Name of Person Filing:

This Amendment No. 2 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i) Charles Gillespie
(ii) Praetorium Limited

(b)    Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Charles Gillespie is:

c/o Gambling.com Group Limited
22 Grenville Street
St. Helier, Jersey
Jersey JE 89X, Channel Islands

The address of the principal business office of Praetorium Limited is:

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
Grand Cayman
PO Box 10240
KY1-1002
Cayman Islands

(c)    Citizenship:

See the responses to Item 4 of the attached cover pages.

    (d)    Title of Class of Securities:
        Ordinary Shares, no par value (“Ordinary Shares”)

    (e)    CUSIP Number:
G3R239 101

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)     [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)     [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)     [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)     [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. G3R239 101

(f)     [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)     [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)     [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)     [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.    Ownership.

(a)Amount beneficially owned:

(i) Charles Gillespie:     5,036,956 Ordinary Shares

(ii) Praetorium Limited:    4,886,956 Ordinary Shares

(b)Percent of class:

(i) Charles Gillespie:     13.5% (percentage ownership is calculated based on 37,241,391 Ordinary Shares outstanding as of December 31, 2023)

(ii) Praetorium Limited:    13.1% (percentage ownership is calculated based on 37,241,391 Ordinary Shares outstanding as of December 31, 2023)

(c)Number of shares as to which the person has:

Charles Gillespie:

(i)Sole power to vote or to direct the vote:             150,000 Ordinary Shares
(see Item 5 of the attached cover pages above)
(ii)Shared power to vote or to direct the vote:            4,886,956 Ordinary Shares
(see Item 6 of the attached cover pages above)
(iii)Sole power to dispose or to direct the disposition of:         150,000 Ordinary Shares
(see Item 7 of the attached cover pages above)
(iv)Shared power to dispose or to direct the disposition of:     4,886,956 Ordinary Shares
(see Item 8 of the attached cover pages above)

Praetorium Limited:

(i)Sole power to vote or to direct the vote:             0 Ordinary Shares
(see Item 5 of the attached cover pages above)
(ii)Shared power to vote or to direct the vote:            4,886,956 Ordinary Shares
(see Item 6 of the attached cover pages above)
(iii)Sole power to dispose or to direct the disposition of:         0 Ordinary Shares
(see Item 7 of the attached cover pages above)
(iv)Shared power to dispose or to direct the disposition of:     4,886,956 Ordinary Shares
(see Item 8 of the attached cover pages above)

Praetorium Limited is the record owner of the number of Ordinary Shares shown on Item 9 of its respective cover page.

Charles Gillespie, the Chief Executive Officer and Co-Founder of the Issuer, is the beneficial owner of all of the outstanding equity interests of Praetorium Limited and may be deemed to have voting control and investment discretion over securities owned by Praetorium Limited.

CUSIP No. G3R239 101

The foregoing should not be construed in and of itself as an admission by Mr. Gillespie as to beneficial ownership of the securities owned by the Reporting Persons.

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of a Group.

Not applicable.

Item 10.    Certifications.

Not applicable.

CUSIP No. G3R239 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024                CHARLES GILLESPIE

/s/ Charles Gillespie

Dated: February 12, 2024                PRAETORIUM LIMITED

                        By: /s/ Charles Gillespie
                        Name: Charles Gillespie
                        Title: Sole Director

[Signature page to Schedule 13G/A]